Annual Statement as to Compliance
For the Year Ended December 31, 2007

Morgan Stanley Capital I Inc.
Series 2007-HQ11

Pursuant to the Subservicing Agreement governing the referenced transaction, I hereby attest that:

i.    A review of the activities of Capmark Finance Inc. as Primary Servicer during the period, and of its performance under this Subservicing Agreement, has been made under my supervision.

ii.   To the best of my knowledge, based on such review, Capmark Finance Inc. as Primary Servicer, has fulfilled in all material respects its obligations under this Subservicing Agreement throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

By:	Mark E. McCool
Title:	Managing Director
Date:	February 20, 2008

.inv 112   lib A

Capmark Finance Inc.
116 Welsh Road
Real Estate Finance, Investment, Services	Horsham, Pa 19044